

Mail Stop 3561

March 14, 2018

Lisa Averbuch
Chief Executive Officer
Energy Conversion Services, Inc.
2724 Otter Creek Ct 101
Las Vegas, NV 89122

      Re: Energy Conversion Services, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed March 9, 2018
              File No. 333-220935

Dear Ms. Averbuch:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2018 letter.

Dilution, page 12

1.   We note your revisions in response to comment 3. Please tell us why the line titled "Current shareholders % after offering" is not populated, or populate this line in your table.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Elaine Dowling, Esq.
    EAD Law Group, LLC